                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-51481

PROSPECTUS

                                 295,048 SHARES

                             HA-LO INDUSTRIES, INC.

                                  COMMON STOCK
                            (NO PAR VALUE PER SHARE)

    This Prospectus relates to 295,048 shares (the "Shares") of common stock, no par value per share (the "Common Stock"), of HA-LO Industries, Inc., an Illinois corporation (the "Company" or "HA-LO"). The Shares will be offered for sale or otherwise transferred from time to time by one or more of the shareholders described herein (the "Selling Shareholders") in transactions (which may include block transactions) on the New York Stock Exchange (the "NYSE") or in the over-the-counter market, in negotiated transactions or otherwise, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. The Selling Shareholders may offer the Shares to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, concessions or commissions or otherwise. The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), in which event any discounts, concessions and commissions received by any such brokers, dealers, agents or underwriters and any profit on resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The expenses incurred in registering the Shares, including legal and accounting fees, will be paid by the Company.

    All of the shares of Common Stock offered hereby were acquired by the Selling Shareholders from the Company in connection with the Company's acquisitions in 1997 of three advertising specialty businesses and are "restricted securities" under the Act prior to their sale hereunder. This Prospectus has been prepared for the purpose of registering such shares of Common Stock under the Act to allow for future sales by such Selling Shareholders to the public without restriction. See "Selling Shareholders."

    The Common Stock is listed on the NYSE under the symbol "HMK." The last reported sale price of the Common Stock on April 27, 1998 on the NYSE was $31 5/8 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is May 6, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is listed on the NYSE and such reports, proxy statements and other information also can be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Act, with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Room of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "HA-LO 10-K"); (ii) the portions of the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on June 2, 1998 that have been incorporated by reference into the HA-LO 10-K; (iii) the portions of the Company's 1998 Annual Report to Shareholders that have been incorporated by reference into the HA-LO 10-K; and (iv) the description of the Common Stock contained in the Registration Statement dated October 20, 1992 filed pursuant to
Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such information should be directed to HA-LO Industries, Inc., 5980 West Touhy Avenue, Niles, Illinois 60714,

Attention: Michael Nemlich, Vice President of Corporate Development/Financial Relations, Telephone (847) 647-2300.

                                  RISK FACTORS

    The following factors should be considered carefully in evaluating an investment in the Shares offered hereby.

RISKS ASSOCIATED WITH GROWTH THROUGH ACQUISITIONS

    An important element of the Company's growth strategy has been and continues to be the acquisition of businesses that complement, enhance or geographically expand its existing services. Since January 1, 1993, the Company has acquired 18 promotional products companies and two telephone-based marketing companies. There can be no assurance, however, that HA-LO will be able to (i) maintain its recent growth rate through acquisitions, (ii) identify suitable acquisition candidates and acquire such companies on favorable terms, (iii) successfully integrate acquired businesses into its existing operations or realize the intended benefits of such acquisitions, or (iv) retain sales representatives and key employees previously associated with acquired businesses. To complete future acquisitions, the Company may issue a significant number of shares of Common Stock and/or incur significant additional indebtedness, which could have a dilutive effect on the Company's earnings or book value per share of Common Stock.

DIFFICULTIES OF MANAGING RAPID GROWTH

    The Company has experienced rapid growth over the past several years as a result of internal growth and acquisitions. The Company's anticipated continued rapid growth can be expected to place significant demands on its management and resources. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected.

QUARTERLY FLUCTUATIONS IN SALES AND EARNINGS; FOURTH QUARTER CONCENTRATION

    Some of the Company's customers tend to utilize a greater portion of their advertising and promotional budgets in the latter half of the year, which historically has resulted and may continue to result in a disproportionately large share of the Company's net sales being recognized in the fourth quarter. The Company incurs general and administrative expenses evenly throughout the year, which historically has resulted and may continue to result in a disproportionate share of its net income being reported in the fourth quarter. In addition, the timing of and method of accounting used to report the results of operations of acquired businesses may cause substantial fluctuations in the Company's operating results from quarter to quarter. Therefore, the operating results for one quarter may not be a reliable indicator of the results to be expected in any future quarter.

DEPENDENCE UPON SALES REPRESENTATIVES AND KEY PERSONNEL

    The success of the Company is largely attributable to its ability to attract, motivate and retain high quality sales representatives. The Company's sales force currently consists of approximately 700 core sales representatives. Most of the Company's sales representatives are independent contractors who are not contractually prohibited from representing other companies, including the Company's competitors. The Company is not dependent upon any one or any affiliated group of sales representatives for a material amount of its revenues; however, when a sales representative terminates his or her relationship with the Company, that representative's customers may cease to utilize the Company's services. There can be no assurance that the Company will not experience a significant turnover rate in the future. In addition, the Company's success has been the result, in large part, of the skills and efforts of the Company's senior management. The Company's success and continued growth will depend on its ability to recruit, hire, motivate and retain other highly qualified managerial personnel, including personnel previously employed by or associated with businesses acquired by the Company. The loss of one or several members of senior management or the inability of the Company to attract and retain highly qualified managerial personnel could have a material adverse effect on the Company's business, future growth, results of operations or financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company currently has offices in the United States, Canada, Italy, Great Britain, Argentina, Belgium and Hong Kong, and an important component of the Company's growth strategy is to expand its international distribution capabilities. The Company seeks to acquire additional international businesses to further enhance its abilities to meet the needs of its multi-national clients; however, there can be no assurance that the Company will be able successfully to identify suitable international acquisition candidates, acquire such candidates on economically favorable terms or integrate acquired businesses into its existing operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, longer collection cycles, compliance with foreign laws, unexpected changes in regulatory requirements, staffing and managing foreign operations, political instability, currency control laws and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's existing international operations and on its international expansion plans.

COMPETITION

    The promotional products industry is highly fragmented and competitive, with few barriers to entry. The Company believes that its national and international distribution capabilities, professional sales force and complementary, value-added marketing services provide it with a competitive advantage; however, these capabilities also may result in higher administrative costs than those incurred by certain of HA-LO's smaller competitors. In addition, certain of the Company's competitors are manufacturers as well as distributors and may enjoy an advantage over the Company with respect to the cost of the goods they manufacture. The Company's existing competitors, and companies that may enter the market, may have substantially greater financial and other resources than HA-LO. The Company also competes for advertising dollars with other media, such as television, radio, newspapers, magazines and billboards. There can be no assurance that HA-LO will be able to continue to compete successfully against current and future competitors or that competitive pressures faced by HA-LO will not materially adversely affect its business, operating results and financial condition.

                                  THE COMPANY

    HA-LO is the largest and one of the fastest growing distributors of promotional products in the United States and also has substantial operations in Canada and Europe. In addition to its promotional products business, the Company provides other value-added marketing services, such as telephone-based marketing, full-service advertising, events planning services and sports marketing.

    HA-LO's promotional products business represented over 80% of its 1997 net sales. To market its promotional products, HA-LO utilizes a system of 25 sales offices with showrooms located primarily in the United States and also in Canada and Europe. The showrooms display some of the 300,000 products provided by the Company's network of more than 2,500 vendors. HA-LO's approximately 700 core sales representatives market and sell promotional products primarily to large and mid-sized corporations. The Company's promotional products are items that are useful or decorative and are imprinted or otherwise customized with a customer's name, logo or message. These products are utilized by the Company's customers for marketing, to build brand recognition and as employee incentives, customer gifts and giveaways. Promotional products are designed to be utilized by the recipient over an extended period of time, so that the products enjoy repeated exposure and reinforce a brand name or marketing message. The Company has exclusive rights to distribute merchandise manufactured by Champion Products, Inc. and

Roots, Canada to corporate customers in the United States and Canada. HA-LO also has established a joint marketing relationship with Sony Signatures, a division of Sony Corporation of America and one of the lead sponsors of World Cup Soccer '98. Customers of HA-LO include AlliedSignal, America Online, Ameritech, Ford Motor Company, General Electric, General Mills, Motorola, Time Warner, the Chicago Bulls and the Green Bay Packers.

    The Company is incorporated under the laws of the State of Illinois. Its principal executive officers are located at 5980 West Touhy Avenue, Niles, Illinois 60714, and its telephone number is (847) 647-2300.

                                USE OF PROCEEDS

    All of the shares of Common Stock covered hereby are being offered by the Selling Shareholders. The Company will not receive any of the proceeds from the sales of Common Stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

    The following table sets forth with respect to each of the Selling Shareholders (i) the number of Shares beneficially owned as of April 27, 1998 and prior to the offering contemplated hereby, (ii) the maximum number of Shares which may be sold in the offering pursuant to this Prospectus and (iii) the number of Shares which will be beneficially owned after the offering, assuming the sale of all the Shares set forth in (ii) above:

                                               BENEFICIAL OWNERSHIP                              BENEFICIAL OWNERSHIP
                                                 PRIOR TO OFFERING             SHARES               AFTER OFFERING
                                            ---------------------------         TO BE         ---------------------------
SELLING SHAREHOLDER                         SHARES(1)     PERCENTAGE           OFFERED          SHARES      PERCENTAGE
------------------------------------------  ----------  ---------------  -------------------  ----------  ---------------
Joel Collen...............................      10,233             *              4,367            5,866             *
The David H. Morrison Trust...............      74,882             *             37,441           37,441             *
The Hal M. Schwartz Agreement of Trust....      74,883             *             37,441           37,442             *
The Steve Schwartz Revocable Living
 Trust....................................      74,883             *             37,441           37,442             *
Madelyn Stoll.............................      51,329             *             22,415           28,914             *
Michael Stoll.............................      39,349             *             17,174           22,175             *
Stephen Wolff.............................     352,261           1.6            138,769          213,492           1.0

------------------------
*   Less than 1%.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any security which such person has the right to acquire from the Company within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

    All of the shares of Common Stock offered hereby were acquired by the Selling Shareholders listed in the table above from the Company in connection with the Company's acquisitions in 1997 of three advertising specialty businesses and have been registered under the Act for resale by the Selling Shareholders in accordance with the provisions of the respective acquisition agreements. Following completion of such acquisitions (i) Mr. Joel Collen and Mr. Michael Stoll became employees of a subsidiary of the Company, (ii) each of the trustees of the above-referenced trusts, Mr. David H. Morrison, Mr. Hal M. Schwartz and Mr. Steve Schwartz, respectively, became employees of a subsidiary of the Company and (iii) Mr. Stephen Wolff became President of a subsidiary of the Company.

                              PLAN OF DISTRIBUTION

    The Company has been advised by each Selling Shareholder that it intends to sell or transfer all or a portion of the Shares offered hereby from time to time to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or from purchasers of the Shares for whom they may act as agent. Such sales and transfers of the Shares may be effected from time to time in one or more transactions on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. Any or all of the Shares may be sold or transferred from time to time by means of (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) through the writing of options on the Shares; (e) pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder; (f) gifts, donations and contributions; and (g) otherwise. To the extent required, the number of Shares to be sold or transferred, the purchase price, the name of any such agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions. This Prospectus also may be used, with the Company's prior written consent, by donees and pledgees of the Selling Shareholders.

    In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act.

    No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares.

    Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that any of the Selling Shareholders will sell any or all of the Shares. A Selling Shareholder may transfer, devise or gift such Shares by other means not described herein.

    The Company will pay all of the expenses incident to the registration of the Shares, other than underwriting discounts and selling commissions, if any.

    Pursuant to agreements entered into in connection with the acquisitions described elsewhere herein, the Company and certain of the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities under the Act.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto, which is incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon the authority of such firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY BROKER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Risk Factors..............................................................     3
The Company...............................................................     4
Use of Proceeds...........................................................     5
Selling Shareholders......................................................     6
Plan of Distribution......................................................     7
Legal Matters.............................................................     8
Experts...................................................................     8

                                 295,048 SHARES

                             HA-LO INDUSTRIES, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  May 6, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------